Exhibit 99.1

Antelope-4 Sidetrack-1 Confirms High-quality Reservoir

182 meters (597 feet) of dolomite consistent with other wells

SINGAPORE and PORT MORESBY, Papua New Guinea, Nov. 18, 2015 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) reported that wireline logging from the Antelope-4 sidetrack-1 well in Petroleum Retention License 15 in Papua New Guinea has confirmed a southern extension of the Elk-Antelope field's high-quality, gas-bearing dolomite.

The logs measured 182 vertical meters (597 feet) of dolomite and a vertical gross gas column of about 339 meters (1,112 feet).

InterOil Chief Executive Dr Michael Hession said the field continued to surprise on the upside.

"First, we intersected the top of the reservoir 36 meters (118 feet) higher than the original Antelope-4 penetration," Dr Hession said.

"Second, our interpretation of data from Antelope-4 and Antelope-5 suggests that the field-wide gas-water contact is deeper than previously interpreted."

The PRL 15 joint venture intends to begin drilling Antelope-6 in December this year as part of the appraisal program to define the resource for the Papua LNG Project.

The joint venture is also considering an additional appraisal well on the western flank of the Antelope field that could add an incremental volume of 1 to 3 Tcfe.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Rob Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 8112 5694 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. Well test results should be considered as preliminary. Well log interpretations indicating gas accumulations are not necessarily indicative of future production or ultimate recovery. There is no assurance that reserves will be assigned to such fields. With undiscovered resources (including prospective resources), there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Readers should refer to our Annual Information Form for additional information about and cautionary language regarding resources. Trillions of cubic feet of gas equivalent ("Tcfe") amounts have been calculated by using the conversion ratio of one barrel of oil (1 bbl) to six thousand cubic feet (6 Mcf) of natural gas. Tcfe amounts may be misleading, particularly if used in isolation. A conversion ratio of 1 bbl to 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. The estimates of the company's natural gas and condensate resources provided in this release are estimates only and there is no guarantee that the estimated resources will be recovered. Actual natural gas and condensate resources may be greater or less than the estimates provided in this release, and the difference may be material. These statements are based on our current beliefs as well as assumptions made by, and information currently available to, us. No assurances can be given that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.